Exhibit 99.1

Bon Announces Breakthrough Order for $16 Million Gut-Health Products

XI’AN, China, July 2, 2025 (PR NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solutions provider in the natural, health, and personal care industries, today announced a non-exclusive sales distribution agreement with Beijing Huahai Keyuan Technology Co., Ltd., a leading wellness company in China (“Huahai Keyuan”). The term of the agreement is 24 months with a total contract value of up to US$16 million. Pursuant to the agreement, Huahai Keyuan will market, sell and distribute BON’s natural prebiotic series products in the Chinese market.

BON believes their latest natural prebiotic product series marks a significant step forward in gut health, featuring a cutting-edge “Prebiotic + Postbiotic” complex centered on its flagship active ingredient: super prebiotic stachyose. This advanced formulation intends to deliver rapid, robust, and sustained support for gut microbiota, promoting a multi-fold increase in beneficial probiotic populations within a short period while maintaining excellent stability. With its efficacy and market potential, this solution is poised to help redefine the future of gut health.

Yongwei Hu , Chairman and CEO of BON, stated “As a global leader in ‘prebiotic + postbiotic’ health solutions, we are thrilled to launch a premium gut health product with robust and sustained bioactive properties, and to establish a distribution partnership with Huahai Keyuan—an organization well-regarded for its strong market presence and commercialization expertise.” Mr. Hu added “Huahai Keyuan brings deep experience in introducing innovative health products to the Chinese market, with a proven track record in market expansion and brand development.”

Mr. Hu further stated, “At BON, we believe this strategic collaboration will accelerate our entry into China’s rapidly growing gut health market and unlock substantial growth opportunities for both parties.”

Additionally, Mr. Hu also stated: “This partnership with Huahai Keyuan marks a transformative step in scaling our integrated gut health solutions. We anticipate strong commercial outcomes that will drive both top-line growth and long-term shareholder value.”